EXHIBIT 12.1

ITC HOLDINGS

Computation of Ratios of Earnings to Fixed Charges

Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Three Months Ended March 31,		Year Ended December 31,
(In millions, except ratio of earnings to fixed charges)	2018	2017	2017	2016	2015	2014	2013
Earnings are defined:
Net income	$82	$80	$319	$246	$242	$244	$233
Add: Income tax provision	26	47	196	97	142	150	119
Add: Fixed charges	57	55	231	220	211	192	176
Less: Capitalized interest	2	2	9	9	7	5	8
Earnings as defined	$163	$180	$737	$554	$588	$581	$520

Fixed charges are defined:
Interest expense — net (a)	$55	$53	$222	$211	$204	$187	$168
Add: Capitalized interest	2	2	9	9	7	5	8
Fixed charges as defined	$57	$55	$231	$220	$211	$192	$176
Ratio of earnings to fixed charges	2.86	3.27	3.19	2.52	2.79	3.03	2.95

(a) Excludes loss on extinguishment of debt.

Our ratios of earnings to fixed charges were computed based on:

•                  “earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•                  “fixed charges,” which consist of interest expense including capitalized interest.